Exhibit (a)(13)

                      [Primark Corporation Letterhead]

                                News Release

Contact:    Dana Kawiecki, Primark
            781.487.2124

              PRIMARK ANNOUNCES PRELIMINARY RESULTS OF ITS
                     "DUTCH AUCTION" SELF-TENDER OFFER

WALTHAM, MA, June 18, 1998 - - Primark Corporation (NYSE/PSE: PMK) announced today the preliminary results of its Dutch auction self-tender offer which expired Wednesday, June 17, at 12:00 midnight, New York City time. The Company had announced its offer to purchase up to 4 million shares of its common stock, or approximately 15% of its then outstanding shares, at a price range of $34 to $41.50 on May 20, 1998. The Company commenced the tender offer on Wednesday, May 20, 1998.

Based upon a preliminary count by the depository for the offer, the Company expects to purchase 4 million shares at $34 per share on a pro rata basis from the shares tendered at $34 and from the shares tendered at the price to be determined under the "Dutch Auction" process provided for in the self-tender. The Company also expects to purchase an additional 540,000 shares, or approximately 2% of the outstanding shares, which is the maximum additional amount that may be purchased without amending or extending the self-tender. Therefore, the total number of shares expected to be purchased by the Company is 4,540,000 shares. Shares tendered in excess of the $34 price and shares not purchased because of proration will be promptly returned.

The determination of the actual number of shares to be purchased, the final proration factor and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. Payment for shares accepted for payment and return of all shares tendered but not accepted for payment will occur as soon as practicable after determination of the final proration factor and number of shares properly tendered.

The Company plans to implement an open market purchase program ten business days following the expiration of the self-tender, which is the earliest such a program can be initiated under the federal securities laws. Under this open market program, the Company plans to buy up to 2 million shares of its common stock from time to time, depending on market conditions.

Primark Corporation (WWW.PRIMARK.COM), headquartered in Waltham, Massachusetts, is a $400 million global information services company that collects, integrates and delivers financial, economic and market research information. Primark, with customers in 61 countries and 80 offices in 21 countries, serves financial, corporate and government decision- makers worldwide.

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